June 30, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Re:	HCYC Holding Company
Amendment No. 4 to Registration Statement on Form F-4
Filed June 13, 2025
File No. 333-282624

Ladies and Gentlemen:

On behalf of our client, AlphaTime Acquisition Corp. (“ATMC”) and HCYC Holding Company (“HCYC”), represented by Celine & Partners, PLLC, we are writing to submit responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 25, 2025, relating to HCYC’s Amendment No. 4 to Registration Statement on Form F-4 filed June 13, 2025.

HCYC is filing via EDGAR Amendment No. 5 to Registration Statement on Form F-4, which reflects responses to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the responses thereto.

Amendment No. 4 to Registration Statement on Form F-4

Summary of the Proxy Statement/Prospectus

Redemption Rights, page 47

1.	We note your response to prior comment 6 and your revised disclosure describing the shareholders’ redemption rights. Please further expand your discussion to describe the rights of non-redeeming shareholders and the events that permit for redemption, such as extensions of deadlines to consummate the merger or other events.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on page 47 have been revised to address the Staff’s comment.

Related Party Transactions, page 151

2.	We note your response to our prior comment 1. Please update information in this section to include 2024 related party transactions listed on pages F-69 and F-70 or advise. In addition, disclose that you have included in this section all related party transactions for the last three fiscal years and up to the most recent date. Finally, identify each related party referenced in this section and explain how they are a related party.

Response: We acknowledge the Staff’s comment and advise the Staff that at the disclosure on page 187 has been revised to address the Staff’s comment.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship

Michael J. Blankenship